UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2026

Kersten Zupfer
Executive Vice President and Chief Financial Officer
Regis Corporation
3701 Wayzata Boulevard
Minnesota MN 55416

Re: Regis Corporation
Form 10-K for Fiscal Year Ended June 30, 2025
File No. 001-12725

Dear Kersten Zupfer:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services